Final Proxy Results - The Asset Program - ML Global Opportunity Portfolio
1st Meeting Date: 04/26/2000
2nd Meeting Date: 05/31/2000
3rd Meeting Date: 06/28/2000
4th Meeting Date: 07/13/2000
Record Date: 03/15/2000
As of: July 13, 2000

				Units Voted			Percentage of Total Outstanding Units Voted				Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	For	Against	Abstain

Proposal for the merger of AP-Global Opportunity	-25,523	4,857,481	2,428,742	2,454,264	57,230	158,030	50.52%	1.18%	3.25%	0.52%	91.93%	2.14%	5.91%
into Global Allocation Fund

Last Updated on 09/29/2000
By Vania Allen